UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-33936

National City Preferred Capital Trust I

(Exact name of registrant as specified in its charter)

1900 East Ninth Street

Cleveland, Ohio 44114

c/o One PNC Plaza

249 Fifth Avenue

Pittsburgh, Pennsylvania 15222-2707

(412) 762-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

12.000% Fixed-to-Floating Rate Normal Automatic Preferred Enhanced

Capital Securities of National City Preferred Capital Trust I

Junior Subordinated Debt Securities of National City Corporation

National City Corporation’s Guarantee of National City Preferred Capital Trust I’s 12.0%

Fixed-to-Floating Rate Normal Automatic Preferred Enhanced Capital Securities

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record of classes covered by this Form as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, The PNC Financial Services Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 3, 2013	By:	National City Preferred Capital Trust I

		By:	/s/ Lisa M. Kovac
		Name:	Lisa M. Kovac
		Title:	Administrative Trustee